ARCHROCK, INC.

9807 Katy Freeway, Suite 100

Houston, TX 77024

March 19, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom

Assistant Director

Office of Consumer Products

Re:                             Archrock, Inc.

Registration Statement on Form S-4

File No. 333-222872

Ladies and Gentlemen:

Archrock, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 2:00 P.M., Washington, D.C. time, on March 21, 2018 or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARCHROCK, INC.

By:	/s/ D. Bradley Childers
D. Bradley Childers
President and Chief Executive Officer of Archrock, Inc.

Cc:                             Stephanie C. Hildebrandt, Senior Vice President, General Counsel and Secretary, Archrock, Inc.

Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP

John Goodgame, Akin Gump Strauss Hauer & Feld LLP

Lisa Hearn, Akin Gump Strauss Hauer & Feld LLP